UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2007

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Lisbon, May 31st 2007

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	EDP AWARDS CONSTRUCTION OF LARES CCGT

EDP has awarded today, through the execution of a turn-key contract with a consortium composed by GE/Cobra/CME, the construction of the new Lares CCGT, which will be located in Figueira da Foz, Portugal.

The new CCGT will have 2 groups and a total installed capacity of 862MW, representing an investment of €405 million. The construction works should start during June 07 and should last over 27 months. The beginning of commercial operations is expected to occur during the second semester of 2009.

The plant’s gas procurement may already be contracted in the liberalized market, following the liberalization of gas procurement for electricity generators in Portugal since January 2007.

This investment is part of EDP’s capex plan for 2007-2010, which has been presented to the market in January 2007, through which EDP intends to reduce by more than 20% the level of CO2 emissions per MWh of electricity generated, as a result of the use of cleaner electricity generation technologies, such as wind power, hydro power and CCGTs.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS DEPARTMENT Miguel Viana, Head of IR Elisabete Ferreira Ricardo Farinha Noélia Rocha Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt Website: www.edp.pt

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 5, 2007

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia

Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer